Exhibit 21.1

SUBSIDIARIES OF THE REGISTRANT

Name	Jurisdiction of incorporation	Relationship with the registrant

Fast Boost Holdings Limited	BVI	Wholly-owned subsidiary

Champion Goal Holdings Limited	Hong Kong	Wholly-owned subsidiary of Fast Boost Holdings Limited

Zuoan Dress Co., Ltd., Shishi	PRC	Wholly-owned subsidiary of Champion Goal Holdings Limited

Shanghai Mingfu Fashion Limited	PRC	Wholly-owned subsidiary of Zuoan Dress Co., Ltd., Shishi